Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

February 28, 2020

VIA EDGAR and federal express

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Tim Buchmiller and Suzanne Hayes

Re:	Calliditas Therapeutics AB

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted February 4, 2020

CIK No. 0001795579

Dear Mr. Buchmiller and Ms. Hayes:

This letter is being confidentially submitted on behalf of Calliditas Therapeutics AB (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Draft Registration Statement on Form F-1 confidentially submitted on February 4, 2020 (“Amendment No. 1”), as set forth in your letter dated February 18, 2020 addressed to Ms. Aguiar-Lucander, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No.2 to the Registration Statement on Form F-1 (“Amendment No.2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No.2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No.2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No.2 (marked to show changes from Amendment No. 1).

Amendment No. 1 to Draft Registration Statement on Form F-1

Global Offering, page 8

1.	With respect to the common shares that will be issued in the European private placement, please disclose in an appropriate location in your prospectus if, when and where such shares will be eligible to trade.

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

February 28, 2020

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page of the prospectus and on pages 150 and 172 of Amendment No.2 in response to the Staff’s comment to reflect the fact that the Company expects that any common shares issued in the European private placement will be eligible to trade on the Nasdaq Stockholm following completion of the global offering. Such common shares will also be eligible for deposit with the Depositary in exchange for ADSs, which the Company expects to be listed for trading on The Nasdaq Stock Market.

2.	If the underwriters could conduct transactions during the global offering that stabilizes, maintains, or otherwise affects the market price of your common shares on Nasdaq Stockholm, please revise your “Underwriting” section to make that clear and to disclose when those transactions could be discontinued. Also, if any stabilizing by the underwriters is to begin on Nasdaq Stockholm before the effective date of the registration statement, disclose the amount of securities bought, the prices at which they were bought and the period within which they were bought. Please also confirm that the prospectus you file under Securities Act Rule 424(b), or a post-effective amendment, will include information on the stabilizing transactions that took place before the determination of the public offering price of the securities offered in your global offering.

RESPONSE:

The Company acknowledges the Staff's comments and advises that the underwriters do not currently intend to conduct any transactions during the global offering that would stabilize, maintain or otherwise affect the market price of the Company's common shares on the Nasdaq Stockholm. The Company has provided additional disclosure on page 173 of Amendment No. 2 to make clear than any stabilization or similar efforts to be undertaken by the underwriters will occur only on securities markets in the United States. The Company further confirms to the Staff that should the underwriters undertake such stabilization transactions that may affect the market price of the Company's common shares on the Nasdaq Stockholm (which they do not currently intend to do), that the prospectus filed by the Company under Securities Act Rule 424(b) or a post-effective amendment will contain such information on the stabilizing transactions that occurred prior to the determination of the public offering price in the global offering.

3.	Please revise the last bullet point on page 9 to disclose, if true, that the number of your securities to be outstanding after the global offering assumes no exercise by the underwriters of their option to purchase additional ordinary shares in the European private placement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 10 of the Amendment No.2 in response to the Staff’s comment.

Budenofalk for Autoimmune Hepatitis, page 106

4.	We note your response to comment 8. However, given that Budenofalk for Autoimmune Hepatitis is one of the two programs highlighted in your pipeline table, your previous statements that the agreement is an opportunity to accelerate your development program in AIH, and the orphan drug designation it appears the program is material to your operations. We note your statements that there has been no clinical development in the US but also note the statements in your August 2019 press release that you aim to leverage the clinical trial data from Dr. Falk to support your discussions with the FDA and to accelerate your development program in AIH. Please file the agreement and disclose the material terms. Alternatively, revise your summary to remove the program from the pipeline table and provide additional disclosure emphasizing the nature of your early stage upcoming discussions with the FDA.

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

February 28, 2020

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises that it continues to believe that the Falk Pharma agreement would not be required to be filed as an exhibit to the registration statement. The Company acknowledges the view of the Staff that while the AIH program may appear material to the Company’s operations, the Company respectfully advises the Staff that materiality of the program does not necessitate the conclusion that the Falk Pharma agreement must be filed. Instead, the analysis turns on whether the Falk Pharma agreement falls within one of the categories of exhibits that are required to be filed under Item 601 of Regulation S-K. As discussed in the Company’s response to the Staff’s prior comment 8, the Falk Pharma agreement is a contract that would ordinarily accompany the kind of business conducted by the Company, and none of the categories set forth in Item 601(b)(10)(ii)(A) through (D) of Regulation S-K apply to the Falk Pharma agreement. In particular, for reasons discussed in the Company’s prior response letter, the Company reiterates that its business is not “substantially dependent” on the Falk Pharma agreement.

The Company supplementally advises the Staff that even without filing the Falk Pharma agreement, the Company believes it has already provided readers with summaries of the agreement describing the terms that are relevant and meaningful to investors. The Company directs the Staff to its existing disclosure on page 111, which summarizes the scope and purpose of the Falk Pharma agreement, and to the existing disclosure on page 89, which summarizes the potential financial obligations of the Company that may arise under the agreement in the event the described milestones and net sales are achieved in the future.

The Company additionally advises the Staff that it believes it is appropriate to retain the AIH program in its pipeline chart. The Company is aware of the Staff’s view and practice that programs for which a product candidate has not been selected, a disease indication has not been identified and/or development has not progressed beyond the discovery stage may be premature to include on a pipeline chart. The Company respectfully advises the Staff that none of the foregoing describes its AIH program. The Company has selected orally delivered Budenofalk as the compound for evaluation, has identified an appropriate dose of 3 mg, and seeks to develop the compound for the treatment of AIH. As described on page 100, this product candidate is poised to enter Phase 2 clinical development, subject to discussions with the FDA that would occur as early as in 2020. For the foregoing reasons, the Company believes that it is appropriate to include its AIH program on its pipeline chart in order to alert readers to a meaningful additional program that the Company could advance into the clinic in the near-term.

Patents, page 109

5.	We note your response to prior comment 11. If third parties could compete with you by developing another formulation for the oral delivery of budesonide or other corticosteroids to the ileum that would not infringe upon your patents, please revise to make that clear and include appropriate risk factor disclosure.

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

February 28, 2020

RESPONSE: The Company acknowledges the Staff’s comment. As discussed in the Company’s response to the Staff’s prior comment 11, the molecule budesonide is now off-patent, and the Company acknowledges the possibility that a different oral formulation of budesonide could be developed without infringing upon the Company’s own patented formulation. The Company directs the Staff to the Company’s existing disclosure on page 44, which acknowledges that the Company’s patent family relating to the formulation of Nefecon may not provide adequate protection against competitors.

The Company supplementally advises the Staff that it regards its patent family protecting Nefecon as but one layer of protection against possible competitors. As discussed in the Company’s response to the Staff’s prior comment 10, the Company believes its know-how relating to the composition, manufacturing process and drug release performance of Nefecon represent an additional significant barrier to entry. In addition, the Company directs the Staff to its disclosures on page 22 of Amendment No. 2 regarding the receipt of orphan drug designation for IgAN. As discussed in the registration statement, orphan drug status in the United States and the European Union operates to prevent the approval of another formulation of orally-delivered budesonide for the same use or indication, which the Company believes serves as a significant additional barrier to entry for potential competitors. With respect to the possibility of a competitor developing a different corticosteroid, the Company reiterates its belief discussed in its prior response to the Staff’s comment 11 that the properties of corticosteroids other than budesonide, even if orally delivered, render them unsuitable to treat the disease indications that the Company is pursuing. Additionally, the company is not currently aware that any of its competitors are in fact developing an oral form of budesonide.

For the foregoing reasons, the Company believes that its current disclosures provide a balanced view of the competitive landscape for the Company’s product candidates. The Company believes that its existing disclosures alert readers to the existence of these barriers to entry as well as the circumstances under which such barriers could be defeated, without speculating about risks of competition that the Company views as remote.

* * *

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

February 28, 2020

Should you have further comments or questions with regard to the foregoing, please contact the undersigned at (212) 813-8885.

Sincerely,
/s/ Michael Rosenberg, Esq.

Enclosures:

cc:	Renée Aguiar-Lucander, Calliditas Therapeutics AB

Fredrik Johansson, Calliditas Therapeutics AB

Kristopher D. Brown, Esq., Goodwin Procter LLP

James Xu, Esq., Goodwin Procter LLP

Divakar Gupta, Esq., Cooley LLP

Marc A. Recht, Esq., Cooley LLP

Joshua A. Kaufman, Esq., Cooley LLP

Madison A. Jones, Esq., Cooley LLP